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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Year Ended December 31,
$s in thousands	2013	2012	2011	2010	2009
Earnings (as defined):
Earnings before income taxes	$50,147	$41,718	$29,807	$22,186	$23,483
Fixed charges	856	900	1,635	368	105

Earnings	$51,003	$42,618	$31,442	$22,554	$23,588

Fixed charges (as defined):
Interest expense	$828	$878	$1,604	$320	$2
Estimated interest within rental expense	28	22	31	48	103

Fixed charges	$856	$900	$1,635	$368	$105

Ratio of earnings to fixed charges	59.6	47.3	19.2	61.2	225.1

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges (Unaudited)